UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Alexza Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
015384 10 0
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	015384 10 0	13 G	Page	2	of	13	pages

1	NAMES OF REPORTING PERSONS. Alejandro C. Zaffaroni, Ph.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,110,033 shares [1,2,3]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

2,110,033 shares [1,2,3]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,110,033 shares [1,2,3]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.4% [4]

12	TYPE OF REPORTING PERSON*

IN
1 By virtue of their status as trustees of the Zaffaroni Revocable Trust u/t/d 1/24/86 (the “Trust”), each of Alejandro C. Zaffaroni and his wife, Lida Zaffaroni, may be deemed to have shared beneficial ownership of the 1,831,626 shares held by the Trust.
2 By virtue of his status as a general and limited partner of the Zaffaroni Partners, L.P. (“Partners”), Alejandro C. Zaffaroni, Ph.D. may be deemed to have shared beneficial ownership of the 269,090 shares held by Partners.
3 By virtue of his status as trustee of each of the Alejandro Zaffaroni Retirement Trust FBO M. Lorette Viaud, the Alejandro Zaffaroni Retirement Trust FBO Donna Swanson and the Alejandro Zaffaroni Retirement Trust FBO Gonzalo M. Silveira (collectively, the “Retirement Trusts”), Alejandro C. Zaffaroni may be deemed to have shared beneficial ownership of an aggregate of 9,317 shares held by the Retirement Trusts.
4 This percentage is calculated based upon 32,820,874 shares of the Issuer’s common stock outstanding as of December 31, 2008.

CUSIP No.	015384 10 0	13 G	Page	3	of	13	pages

1	NAMES OF REPORTING PERSONS. Zaffaroni Revocable Trust u/t/d 1/24/86

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		1,831,626 shares [5]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,831,626 shares [5]

WITH	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,831,626 shares [5]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6% [6]

12	TYPE OF REPORTING PERSON*

OO
5 By virtue of their status as trustees of the Zaffaroni Revocable Trust u/t/d 1/24/86 (the “Trust”), each of Alejandro C. Zaffaroni and his wife, Lida Zaffaroni, may be deemed to have shared beneficial ownership of the 1,831,626 shares held by the Trust.
6 This percentage is calculated based upon 32,820,874 shares of the Issuer’s common stock outstanding as of December 31, 2008.

CUSIP No.	015384 10 0	13 G	Page	4	of	13	pages

1	NAMES OF REPORTING PERSONS Zaffaroni Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		269,090 shares [7]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		269,090 shares [7]

WITH	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

269,090 shares [7]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.8%[8]

12	TYPE OF REPORTING PERSON*

PN
7 By virtue of his status as a general and limited partner of the Zaffaroni Partners, L.P. (“Partners”), Alejandro C. Zaffaroni, Ph.D. may be deemed to have shared beneficial ownership of the 269,090 shares held by Partners.
8 This percentage is calculated based upon 32,820,874 shares of the Issuer’s common stock outstanding as of December 31, 2008.

CUSIP No.	015384 10 0	13 G	Page	5	of	13	pages

1	NAMES OF REPORTING PERSONS Alejandro C. Zaffaroni Retirement Trust FBO M. Lorette Viaud

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		2,727 shares [9]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,727 shares [9]

WITH	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,727 shares [9]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.01% [10]

12	TYPE OF REPORTING PERSON*

OO
9 By virtue of his status as trustee of the Alejandro Zaffaroni Retirement Trust FBO M. Lorette Viaud, Alejandro C. Zaffaroni may be deemed to have shared beneficial ownership of the shares held by the trust.
10 This percentage is calculated based upon 32,820,874 shares of the Issuer’s common stock outstanding as of December 31, 2008.

CUSIP No.	015384 10 0	13 G	Page	6	of	13	pages

1	NAMES OF REPORTING PERSONS Alejandro C. Zaffaroni Retirement Trust FBO Donna Swanson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		3,090 shares [11]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,090 shares [11]

WITH	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,090 shares [11]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.01% [12]

12	TYPE OF REPORTING PERSON*

OO
11 By virtue of his status as trustee of the Alejandro Zaffaroni Retirement Trust FBO Donna Swanson, Alejandro C. Zaffaroni may be deemed to have shared beneficial ownership of the shares held by the trust.
12 This percentage is calculated based upon 32,820,874 shares of the Issuer’s common stock outstanding as of December 31, 2008.

CUSIP No.	015384 10 0	13 G	Page	7	of	13	pages

1	NAMES OF REPORTING PERSONS Alejandro C. Zaffaroni Retirement Trust FBO Gonzalo M. Silveira

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		3,500 shares [13]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,500 shares [13]

WITH	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,500 shares [13]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.01% [14]

12	TYPE OF REPORTING PERSON*

OO
13 By virtue of his status as trustee of the Alejandro Zaffaroni Retirement Trust FBO Gonzalo M. Silveira, Alejandro C. Zaffaroni may be deemed to have shared beneficial ownership of the shares held by the trust.
14 This percentage is calculated based upon 32,820,874 shares of the Issuer’s common stock outstanding as of December 31, 2008.

Item 1

(a)	Name of Issuer:	Alexza Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices:	2091 Stierlin Court Mountain View, California 94043

Item 2

(a)	Name of Person(s) Filing:

Alejandro C. Zaffaroni, Ph.D.
Zaffaroni Revocable Trust u/t/d 1/24/86
Zaffaroni Partners, L.P.
Alejandro Zaffaroni Retirement Trust FBO M. Lorette Viaud
Alejandro Zaffaroni Retirement Trust FBO Donna Swanson
Alejandro Zaffaroni Retirement Trust FBO Gonzalo M. Silveira

(b)	Address of Principal Business Office:	2600 El Camino Real, Suite 401 Palo Alto, CA 94306

(c)	Citizenship:

	Alejandro C. Zaffaroni, Ph.D.	United States of America
	Zaffaroni Revocable Trust u/t/d 1/24/86	California
	Zaffaroni Partners, L.P.	California Limited Partnership
Alejandro Zaffaroni Retirement Trust FBO
	M. Lorette Viaud	California
Alejandro Zaffaroni Retirement Trust FBO
	Donna Swanson	California
Alejandro Zaffaroni Retirement Trust FBO
	Gonzalo M. Silveira	California

(d)	Title of Class of Securities:	Common Stock, $0.001 par value per share

(e)	CUSIP Number: 015384 10 0

Item 3	Not applicable.

Page 8 of 13 pages

Item 4	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a) Amount Beneficially Owned:

Alejandro C. Zaffaroni, Ph.D.	2,110,033 [1,2,3]
Zaffaroni Revocable Trust u/t/d 1/24/86	1,831,626
Zaffaroni Partners, L.P.	269,090
Alejandro Zaffaroni Retirement Trust FBO
M. Lorette Viaud	2,727
Alejandro Zaffaroni Retirement Trust FBO
Donna Swanson	3,090
Alejandro Zaffaroni Retirement Trust FBO
Gonzalo M. Silveira	3,500

(b) Percent of Class:
Alejandro C. Zaffaroni, Ph.D.	6.4%[1,2,3,4]
Zaffaroni Revocable Trust u/t/d 1/24/86	5.6%[4]
Zaffaroni Partners, L.P.	0.8%[4]
Alejandro Zaffaroni Retirement Trust FBO
M. Lorette Viaud	0.01%[4]
Alejandro Zaffaroni Retirement Trust FBO
Donna Swanson	0.01%[4]
Alejandro Zaffaroni Retirement Trust FBO
Gonzalo M. Silveira	0.01%[4]

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Alejandro C. Zaffaroni	0
Zaffaroni Revocable Trust u/t/d 1/24/86	1,831,626
Zaffaroni Partners, L.P.	269,090
Alejandro Zaffaroni Retirement Trust FBO
M. Lorette Viaud	2,727
Alejandro Zaffaroni Retirement Trust FBO
Donna Swanson	3,090
Alejandro Zaffaroni Retirement Trust FBO
Gonzalo M. Silveira	3,500

[1]	By virtue of their status as trustees of the Zaffaroni Revocable Trust u/t/d 1/24/86 (the “Trust”), each of Alejandro C. Zaffaroni and his wife, Lida Zaffaroni, may be deemed to have shared beneficial ownership of the 1,831,626 shares held by the Trust.

[2]	By virtue of his status as a general and limited partner of the Zaffaroni Partners, L.P. (“Partners”), Alejandro C. Zaffaroni, Ph.D. may be deemed to have shared beneficial ownership of the 269,090 shares held by Partners.

[3]	By virtue of his status as trustee of each of the Alejandro Zaffaroni Retirement Trust FBO M. Lorette Viaud, the Alejandro Zaffaroni Retirement Trust FBO Donna Swanson and the Alejandro Zaffaroni Retirement Trust FBO Gonzalo M. Silveira (collectively, the “Retirement Trusts”), Alejandro C. Zaffaroni may be deemed to have shared beneficial ownership of an aggregate of 9,317 shares held by the Retirement Trusts.

[4]	This percentage is calculated based upon 32,820,874 shares of the Issuer’s common stock outstanding as of December 31, 2008

Page 9 of 13 pages

(ii) Shared power to vote or to direct the vote:

Alejandro C. Zaffaroni	2,110,033	[1,2,3]
Zaffaroni Revocable Trust u/t/d 1/24/86	0
Zaffaroni Partners, L.P.	0
Alejandro Zaffaroni Retirement Trust FBO
M. Lorette Viaud	0
Alejandro Zaffaroni Retirement Trust FBO
Donna Swanson	0
Alejandro Zaffaroni Retirement Trust FBO
Gonzalo M. Silveira	0

(iii) Sole power to dispose or to direct the disposition of:

Alejandro C. Zaffaroni	0
Zaffaroni Revocable Trust u/t/d 1/24/86	1,831,626
Zaffaroni Partners, L.P.	269,090
Alejandro Zaffaroni Retirement Trust FBO
M. Lorette Viaud	2,727
Alejandro Zaffaroni Retirement Trust FBO
Donna Swanson	3,090
Alejandro Zaffaroni Retirement Trust FBO
Gonzalo M. Silveira	3,500

(iv) Shared power to dispose or to direct the disposition of:

Alejandro C. Zaffaroni	2,110,033	[1,2,3]
Zaffaroni Revocable Trust u/t/d 1/24/86	0
Zaffaroni Partners, L.P.	0
Alejandro Zaffaroni Retirement Trust FBO
M. Lorette Viaud	0
Alejandro Zaffaroni Retirement Trust FBO
Donna Swanson	0
Alejandro Zaffaroni Retirement Trust FBO
Gonzalo M. Silveira	0

[1]	By virtue of their status as trustees of the Zaffaroni Revocable Trust u/t/d 1/24/86 (the “Trust”), each of Alejandro C. Zaffaroni and his wife, Lida Zaffaroni, may be deemed to have shared beneficial ownership of the 1,831,626 shares held by the Trust.

[2]	By virtue of his status as a general and limited partner of the Zaffaroni Partners, L.P. (“Partners”), Alejandro C. Zaffaroni, Ph.D. may be deemed to have shared beneficial ownership of the 269,090 shares held by Partners.

[3]	By virtue of his status as trustee of each of the Alejandro Zaffaroni Retirement Trust FBO M. Lorette Viaud, the Alejandro Zaffaroni Retirement Trust FBO Donna Swanson and the Alejandro Zaffaroni Retirement Trust FBO Gonzalo M. Silveira (collectively, the “Retirement Trusts”), Alejandro C. Zaffaroni may be deemed to have shared beneficial ownership of an aggregate of 9,317 shares held by the Retirement Trusts.

Item 5	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Page 10 of 13 pages

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 11 of 13 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2009 Date
/s/ Alejandro C. Zaffaroni
Alejandro C. Zaffaroni, Ph.D.

Zaffaroni Revocable Trust u/t/d 1/24/86
By:	Alejandro C. Zaffaroni and Lida Zaffaroni, as Trustees

By:	/s/ Alejandro C. Zaffaroni
Alejandro C. Zaffaroni,
Trustee

By:	/s/ Lida Zaffaroni
Lida Zaffaroni, Trustee

Zaffaroni Partners, L.P.
By:	/s/ Alejandro C. Zaffaroni
Alejandro C. Zaffaroni
General Partner

Alejandro Zaffaroni Retirement Trust FBO M. Lorette Viaud
By:	/s/ Alejandro C. Zaffaroni
Alejandro C. Zaffaroni,
Trustee

Alejandro Zaffaroni Retirement Trust FBO Donna Swanson
By:	/s/ Alejandro C. Zaffaroni
Alejandro C. Zaffaroni,
Trustee

Page 12 of 13 pages

Alejandro Zaffaroni Retirement Trust FBO Gonzalo M. Silveira
By:	/s/ Alejandro C. Zaffaroni
Alejandro C. Zaffaroni,
Trustee

Page 13 of 13 pages